

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2013

<u>Via E-mail</u>
Young Ju Yi
President and Chief Executive Officer
Kore Resources, Inc.
176-22 Sagun-Dong Seongd
Seoul Korea 133-187

**Re: Kore Resources, Inc.
          Amendment No. 1 to Registration Statement on Form S-1
          Filed April 29, 2013
          File No. 333-187586**

Dear Mr. Yi:

        We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>Financial Statements</u>

1.   Please update your financial statements in your next amendment to Form S-1, pursuant to Rule 8-08 of Regulation S-X. Also update your Summary Financial Data, MD&A, Consent of Independent Registered Public Accounting Firm, and others as necessary.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Melissa Rocha, Accounting Branch Chief, at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Ken Schuler at (202) 551-3718 if you have questions on engineering related matters. Please contact Ruairi Regan at (202) 551-3269 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc (via e-mail): Jill Arlene Robbins, Esq.